Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 5796 JNUNES@sidley.com

December 11, 2024

Rolaine Bancroft, Esq. Office Chief Division of Corporation Finance Office of Structured Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Morgan Stanley Capital I Inc.

Registration Statement on Form SF-3

Filed November 1, 2024

File No. 333-282944

Dear Ms. Bancroft:

On behalf of Morgan Stanley Capital I Inc. (the “Registrant”), we thank you for your letter of November 27, 2024 concerning the Registration Statement on Form SF-3 filed by the Registrant on November 1, 2024 (the “Registration Statement”). We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf. For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below. The Registrant is filing its Pre-Effective Amendment No. 1 to the Registration Statement simultaneously with the submission of this letter.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

The Registrant confirms that the depositor or any issuing entity previously established by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as required by General Instruction I.A.2. of Form SF-3.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Rolaine Bancroft, Esq.

2.	Please revise the table contents so it accurately reflects the headings and page numbers. As one example, “Summary of Terms” section starting on page 22 does not appear on that page. Refer to Item 502(a) of Regulation S-K.

The Registrant has revised the table of contents accordingly.

Form of Prospectus

Risk Factors—Cyberattacks or Other Security Breaches Could Have a Material Adverse Effect on the Business of the Transaction Parties, page 57

3.	We note your disclosure sets forth an example that, “hackers recently engaged in attacks against organizations that are designed to disrupt key business services. There can be no assurances that the sponsors, the master servicer, the special servicer, the borrowers, or the other transaction parties will not suffer any such losses in the future.” Please revise to explain the relevancy of these attacks or provide further detail.

The Registrant has revised the language in this risk factor to clarify the relevance of these attacks.

[Office Properties Have Special Risks], page 66

4.	We note that the risk factor includes bracketed disclosure “to be included only if applicable to the specific transaction”; however, we note that in your recent prospectuses this risk factor includes disclosure about the impact of the COVID-19 pandemic and related market conditions. Please revise.

The Registrant has revised this risk factor to include disclosure on the impact of the COVID-19 pandemic and related market conditions.

Terrorism Insurance May Not be Available for All Mortgage Properties, page 91

5.	On page 92, the statement “We cannot assure you that all of the mortgaged properties will be insured against the risks of terrorism and similar acts. As a result of any of the foregoing, the amount available to make the distribution on our certificates could be reduced.” appears twice. Please revise to delete one of these instances or advise.

The Registrant has revised this risk factor to remove the duplicated statement.

Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans, page 120

6.	We note your disclosure that the b-piece buyer may enter into hedging or other transactions or otherwise have business objectives that also could cause its interests with

Rolaine Bancroft, Esq.

respect to the mortgage pool to diverge from those of other purchasers of the certificates. Please explain how this disclosure is consistent with Securities Act Rule 192 or revise this disclosure to qualify it as subject to applicable law. In addressing this comment, please consider, as applicable, any case where the special servicer may be an affiliate or subsidiary of the b-piece buyer for purposes of Securities Act Rule 192.

Certain B-piece buyers may be restricted by Rule 192 from engaging in certain hedging or other activities. The Registrant has revised this risk factor disclosure to qualify it as subject to applicable law.

Mediation and Arbitration Provisions, page 373

7.	We note your disclosure on page 374 that any expenses required to be borne by or allocated to the Enforcing Servicer in a mediation or arbitration will be reimbursable as additional trust fund expenses. Please tell us how this disclosure complies with General Instruction I.B.1(c)(B) of Form SF-3 which requires certain provisions for how expenses should be allocated or revise.

The determination of the arbitrator or mediator will in all cases control as to allocations of expenses (1) between the applicable mortgage loan seller and the trust and (2) between the Enforcing Party and the Enforcing Servicer. The Enforcing Servicer’s sole role in any arbitration or mediation proceeding is to act as the representative of the trust, and ultimately expenses allocated to the Enforcing Servicer in such arbitration or mediation are expenses of the trust. As with other expenses incurred in connection with the performance of its duties, the Enforcing Servicer will be entitled to reimbursement of those expenses as additional trust fund expenses.

Limitation on Rights of Certificateholders to Institute a Proceeding, page 380

8.	We note your disclosure about the limitation on rights of certificateholders to institute a proceeding, including the numerous conditions required, such as offering to indemnify the trustee. However, please clarify if certificateholders have the same limitations if they were to institute proceedings against the trustee for not meeting its responsibilities set forth in the PSA.

The Registrant has revised this disclosure to clarify that such limitations do not apply to a proceeding against the trustee for not meeting its responsibilities set forth in the PSA.

Pending Legal Proceedings Involving Transaction Parties, page 401

9.	We note that you have disclosed that “sponsors have been involved in, and are currently involved in, certain litigation or potential litigation, including actions related to

Rolaine Bancroft, Esq.

repurchase claims.” Please revise to provide further detail and confirm that the disclosure will be updated to reflect current status at the time of an offering.

The Registrant has revised this language to reflect that there is no current or potential litigation against the sponsors that would have a material adverse effect on investors in commercial mortgage-backed securities. The Registrant confirms that the disclosure will be updated to reflect current status of material litigation at the time of an offering.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-2

10.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

The Registrant has filed the remaining exhibits with Amendment No. 1.

11.	Please include an active hyperlink to the document that you are incorporating by reference as Exhibit 36.1.

The Registrant has revised the Exhibits list to include the active hyperlink for Exhibit 36.1.

Please feel free to contact me at (212) 839-5796 or jnunes@sidley.com with any questions or comments. Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Jonathan Nunes

Jonathan Nunes

cc:	Jane Lam, Morgan Stanley
Michael Keenan, Morgan Stanley